Organigram Reports Third Quarter Fiscal 2022 Results

Achieves fourth consecutive quarter of record net revenue and continues growth as a leading Canadian LP in recreational adult use market share

HIGHLIGHTS
•Achieved gross revenue of $55.2 million, up 90% from the same prior-year period and 26% higher than Q2 Fiscal 2022
•Continued record growth in net revenue, reaching $38.1 million, the highest in the history of the Company, up 88% from $20.3 million in the same prior-year period and 20% from $31.8 million in Q2 Fiscal 2022
•In Q3 Fiscal 2022, achieved #3 position among Canadian licensed producers with 7.8% market share. In June 2022 the Company had 8.5% share of recreational adult use market 1
•Continues to hold #1 position in dried flower, the largest category of the Canadian cannabis market and the #3 market position nationally in gummies1
•Introduced 16 new SKUs for a total of 85 SKUs in market
•Increased market presence of successful SHRED brand with the introduction of SHRED-X vapes, SHRED-X kief-infused blends and SHRED'ems POP!, gummies in the classic pop flavours of cola, root beer and cream soda
•Expanded distribution of Tremblant hash to all 10 provinces
•Added to the Monjour wellness brand with the launch of CBN Bedtime Blueberry Lemon, a sugar-free gummy that contains the cannabinoid CBN, along with CBD and THC
•Shipped approximately $1.3 million of high margin flower to Australia and, subsequent to quarter end, shipped approximately $5.4 million to Australia and Israel

TORONTO, ON, July 14, 2022 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the third quarter ended May 31, 2022 (“Q3 Fiscal 2022”).

“We are pleased to see continued strength in our recreational business with our increasing market share. We achieved record net revenue results which we expect to surpass again in Q4 on the strength of new product listings, increased retail sales momentum and international shipments,” said Beena Goldenberg, Chief Executive Officer. “We have built an enduring brand with SHRED that has proven to attract consumers across multiple product categories. This market strength is bolstered by introducing new SKUs in the derivative space, including Edison JOLTS, which are now available in three flavours, Edison live resin vapes, Tremblant hash, and Monjour soft chews in the wellness segment."

1 Hifyre data extract from July 5, 2022

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q3-2022	Q3-2021	% Change
Gross revenue	55,173	29,105	90%
Excise taxes	(17,058)	(8,781)	94%
Net revenue	38,115	20,324	88%
Cost of sales	29,440	23,381	26%
Gross margin before fair value changes to biological assets & inventories sold	8,675	(3,057)	nm
Realized fair value on inventories sold and other inventory charges	(7,386)	(8,509)	13%
Unrealized gain (loss) on changes in fair value of biological assets	6,353	13,685	(54)%
Gross margin	7,642	2,119	261%
Adjusted gross margin[1]	9,298	(722)	nm
Adjusted gross margin %[1]	24%	(4)%	nm
Selling (including marketing), general & administrative expenses[2]	17,469	12,669	38%
Adjusted EBITDA[1]	583	(9,244)	nm
Net loss	(2,787)	(4,008)	(30)%
Net cash used in operating activities	(6,372)	(10,754)	(41)%

1 Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.
2 Excluding non-cash share-based compensation.
nm - not meaningful

Select Balance Sheet Metrics (in $000s)	MAY 31, 2022	AUGUST 31, 2021	% Change
Cash & short-term investments (excluding restricted cash)	127,356	183,555	(31)%
Biological assets & inventories	60,579	48,818	24%
Other current assets	39,820	28,242	41%
Accounts payable & accrued liabilities	35,804	18,952	89%
Current portion of long-term debt	80	80	—%
Working capital	173,106	234,349	(26)%
Property, plant & equipment	250,469	235,939	6%
Long-term debt	174	230	(24)%
Total assets	583,565	554,017	5%
Total liabilities	72,205	74,212	(3)%
Shareholders’ equity	511,360	479,805	7%

“Our success as a consumer-focused innovator continues to drive solid growth in the top line that is supported by a strong balance sheet and cash position,” stated Derrick West, Chief Financial Officer. "With our increased cultivation capacity and economies of scale from Phase 4C, and our investment in automation at all three of our manufacturing locations, we expect that both our adjusted gross and adjusted EBITDA margins will improve in Q4 and into Fiscal 2023.”

Key Financial Results for the Third Quarter Fiscal 2022

•Net revenue:
◦Compared to the prior year, net revenue increased 88% to $38.1 million, from $20.3 million in Q3 Fiscal 2021. The increase was primarily due to an increase in adult-use recreational revenue, partly offset by lower average net selling price (“ASP”) due to product mix and a decrease in medical revenue.

•Cost of sales:

◦Q3 Fiscal 2022 cost of sales increased to $29.4 million, from $23.4 million in Q2 Fiscal 2021, primarily as a result of the increase in sales volume in the adult-use recreational market.

•Gross margin before fair value changes to biological assets, inventories sold, and other charges:
◦Q3 Fiscal 2022 margin improved to $8.7 million from negative $3.1 million in Q3 Fiscal 2021 largely due to higher net revenue, reduction in inventory provisions and unabsorbed overhead costs.

•Adjusted gross margin2:
◦Q3 Fiscal 2022 adjusted gross margin was $9.3 million, or 24% of net revenue, compared to negative $0.7 million, or -4%, in Q3 Fiscal 2021. This was largely due to the higher overall sales volumes combined with lower cost of production.

•Selling, general & administrative (SG&A) expenses:
◦Q3 Fiscal 2022 SG&A expenses increased to $17.5 million from $12.7 million in Q3 Fiscal 2021, primarily due to acquisitions and the higher spend to support the growth in the business.

•Adjusted EBITDA3:
◦Q3 Fiscal 2022 adjusted EBITDA was $0.6 million compared to negative $9.2 million in Q3 Fiscal 2021, primarily due to the increase in adjusted gross margin, partially offset by the increase in SG&A expenses.

•Net loss:
◦Q3 Fiscal 2022 net loss was $2.8 million, compared to a net loss of $4.0 million in Q3 Fiscal 2021, the decrease in the net loss is a result of higher gross margin, lower inventory provisions and lower financing costs.

•Net cash used in operating activities:
◦Q3 Fiscal 2022 net cash used in operating activities was $6.3 million: primarily driven by the adjusted EBITDA net of the investment in working capital assets. In Q3 Fiscal 2021, net cash used in operating activities was $10.8 million.

The following table reconciles the Company's adjusted EBITDA to net income (loss).
2 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS;
please refer to “Non-IFRS Financial Measures” in this press release for more information.
3 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q3-2022	Q3-2021
Net loss as reported	$(2,787)	$(4,008)
Add/(Deduct):
Financing costs, net of investment income	(234)	251
Income tax expense (recovery)	308	—
Depreciation, amortization, and gain (loss) on disposal of property, plant and equipment (per statement of cash flows)	6,515	5,626
Impairment of intangible assets	—	—
Impairment of property, plant and equipment	—	—
Share of loss and impairment loss from loan receivable and investments in associates	193	1,115
Unrealized (gain) loss on changes in fair value of contingent consideration	(3,422)	(24)
Realized fair value on inventories sold and other inventory charges	7,386	8,509
Unrealized gain (loss) on change in fair value of biological assets	(6,353)	(13,685)
Share-based compensation (per statement of cash flows)	761	973
COVID-19 related charges, net of government subsidies and insurance recoveries	(335)	(2,714)
Legal provisions	(310)	470
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities	(5,904)	(7,305)
Incremental fair value component of inventories sold from acquisitions	700	—
ERP installation costs	1,410	—
Acquisition transaction costs	1,424	—
Provisions and impairment of inventories and biological assets and provisions of inventory to net realizable value	(77)	610
Research and development expenditures	1,308	938
Adjusted EBITDA	$583	$(9,244)

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q3-2022	Q3-2021
Net revenue	$38,115	$20,324
Cost of sales before adjustments	28,817	21,046
Adjusted Gross margin	9,298	(722)
Adjusted Gross margin %	24%	(4)%
Less:
Provisions (recoveries) and impairment of inventories and biological assets	(83)	(59)
Provisions to net realizable value	6	669
Incremental fair value component on inventories sold from acquisitions	700	—
Unabsorbed overhead	—	1,725
Gross margin before fair value adjustments	8,675	(3,057)
Gross margin % (before fair value adjustments)	23%	(15)%
Add/(Deduct): Realized fair value on inventories sold and other inventory charges	(7,386)	(8,509)
Unrealized gain on changes in fair value of biological assets	6,353	13,685
Gross margin(1)	7,642	2,119
Gross margin %(1)	20%	10%

Canadian Recreational Market Introductions

Big Bag O' Buds Pink Cookies
•An Indica-dominant strain, features a refreshing mint flavour that it gets from its famous Girl Scout Cookies lineage. The high potency strain of ~24% THC provides product differentiation for the Company in the value sector.

CBN Bedtime Blueberry Lemon gummies
•An extension to the Monjour wellness brand, CBN Bedtime Blueberry Lemon gummies combine the cannabinoid CBN with CBD and THC. CBN is an emerging cannabinoid that is reported to have sedative properties. Sugar-free and made with natural flavour, each package contains four gummies in a soothing lemon and blueberry flavour.

Dankmeister XL Bong Blends
•A unique grind of SHRED milled flower designed for bong and pipe users.

Edison JOLTS Electric Lemon and Arctic Cherry flavours
•Two cool blast flavour additions to the popular JOLTS brand; each pack contains 10 lozenges for a total of 100 mg of THC.

Trailblazer Mint Chocolate Mini Snax
•An extension to the Trailblazer edible line, Mint Chocolate Mini Snax combines the tasty flavour of mint with sustainably sourced European chocolate. Each pack contains two pieces for a total of 10 mg THC and 20 mg of CBD.

Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•In Fiscal 2021, Organigram launched the PDC with BAT which was established to focus on research and product development activities for the next generation of cannabis products, with an initial focus on CBD. R&D efforts are progressing well and the Company will be applying the learnings from ongoing activities and deep scientific knowledge to both strengthen its existing in market products, as well as the development of novel and new consumer-centric innovations.

Plant Science, Breeding and Genomics R&D in Moncton
•Organigram’s cultivation program is a key strategic advantage for the Company and focuses on cultivating a pipeline of unique and sought-after genetics, maximizing flower quality in terms of THC yield, terpene profiles and general plant health to meet evolving consumer demand. The Company is aggressively expanding its in-house breeding program, and in Q3 Fiscal 2022, added the Cherry Limelight strain to its Edison line.

Strategic Investment in Hyasynth Biologicals Inc. ("Hyasynth")
•Following the most recent investment of $2.5 million in December 2021, Organigram has invested a total of $10 million in Hyasynth through the participation in three tranches of convertible debentures. The Company has appointed two nominees to Hyasynth’s Board of Directors and has the option to purchase Hyasynth produced cannabinoids at a discount to the wholesale market price for a period of ten years from the date of Hyasynth’s commencement of commercial production.

International

•In Q3 Fiscal 2022, the Company made two international shipments totaling $1.3M to Cannatrek and Medcan in Australia. Subsequent to quarter-end, the Company shipped a further $5.4M to Australia and Israel.
•Recent political changes and cannabis election ballot initiatives for medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. The Company continues to monitor and develop a potential U.S. THC strategy and evaluate CBD entry opportunities in the United States. The Company is also monitoring recreational legalization opportunities in European jurisdictions based on the size of the addressable market and recent regulatory changes with a particular focus on Germany.

Liquidity and Capital Resources

•On May 31, 2022, the Company had unrestricted cash and short-term investments balance of $127 million compared to $184 million at August 31, 2021.
•Organigram believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term.

Capital Structure

in $000s	MAY 31, 2022	AUGUST 31, 2021
Current and long-term debt	254	310
Shareholders’ equity	511,360	479,805
Total debt and shareholders’ equity	511,614	480,115
in 000s
Outstanding common shares	313,708	298,786
Options	7,799	7,797
Warrants	16,944	16,944
Top-up rights	6,389	6,559
Restricted share units	1,355	1,186
Performance share units	276	472
Total fully-diluted shares	346,471	331,744

Outstanding basic and fully diluted share count as at July 13, 2022 is as follows:

in 000s	JULY 13, 2022
Outstanding common shares	313,708
Options	7,760
Warrants	16,944
Top-up rights	6,531
Restricted share units	1,355
Performance share units	276
Total fully-diluted shares	346,574

Outlook4

Net revenue
•Organigram currently expects Q4 Fiscal 2022 revenue to be higher than Q3 Fiscal 2022. This expectation is largely due to ongoing sales momentum, stronger forecasted market growth, the Company's expanded product line in multiple segments, greater capacity to meet demand at the Moncton Campus, increased throughput at the Winnipeg facility, contributions from the Lac-Supérieur facility and increased revenue from international shipments.

•Net revenue growth is expected from the Company’s products as evidenced by Organigram’s growing national adult-use recreational retail market share (“market share”) from 7.4% in February 2022 to 8.5% in June 20225.

•In addition, the anticipated continuation of shipments to Canndoc in Israel and Cannatrek and Medcan in Australia is expected to generate higher sequential revenue in Fiscal 2022 as compared to Fiscal 2021. The Company believes it is better equipped to fulfill demand in Fiscal 2023 with larger harvests expected compared to Fiscal 2022. In the first 9 months ending May 31,2022, the Company shipped out 5 International shipments combined to Israel/Australia for a total dollar value of over $9.4 million.

Adjusted gross margins
•The Company expects to see a sequential improvement in adjusted gross margins in Q4 Fiscal 2022 and has put measures in place that it expects will further improve margins over time.
•The overall level of Q4 Fiscal 2022 adjusted gross margins versus Q3 Fiscal 2022 will also be dependent on other factors, including product category and brand sales mix.
•Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:
◦Economies of scale and efficiencies gained as a result of the Phase 4C expansion at the Moncton Campus;
◦Changes to its growing and harvesting methodologies, design improvements and environmental enhancements which have already delivered improvements in operating conditions of the Moncton Campus, resulting in higher-quality flower and improved yields;
◦Continued investment in automation which will drive cost efficiencies and reduce dependence on manual labor;
◦Continued investment in the Edison brand, including product innovations across multiple categories and increased investment in building brand equity within the premium segment, both geared toward securing higher margins;
◦Additional innovative product launches to support core brands: Big Bag O' Buds, Edison, Monjour SHRED and Tremblant to create new potential avenues for growth with expected attractive long-term margin profiles for the Company; and
◦Margin contribution from the addition of the core Laurentian portfolio of products.
4 The disclosure in this section is subject to the risk factors referenced in the “Risk Factors” section of the Company’s Q3 Fiscal 2022 MD&A, which is available in the Company's profile at www.sedar.com. Without limiting the generality of the foregoing, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of fourth quarter performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward-looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of the Company’s Q3 Fiscal 2022 MD&A.

5 HiFyre data extract from July 5, 2022

Third Quarter Fiscal 2022 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    July 14, 2022
Time:    8:00am Eastern Time
To register for the conference call, please use this link:
https://conferencingportals.com/event/RUyBPhzX

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/915133557

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial performance measures (including adjusted gross margin and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, gain (loss) on disposal of property, plant and equipment (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from loan receivable and investments in associates; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research & development activities; unrealized gain (loss) on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions to net realizable value of inventories; impairment of biological assets; COVID-19 related charges; government subsidies; legal provisions; incremental fair value component of inventories sold from acquisitions; transaction costs; and share issuance costs. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derive expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) cost of sales, before the effects of unrealized gain (loss) on changes in fair value of biological assets,

realized fair value on inventories sold and other inventory charges; excluding (ii) provisions and impairment of inventories and biological assets; (iii) provisions to net realizable value; (iv) COVID-19 related charges; and (v) unabsorbed overhead relating to underutilization of the production facility and equipment, most of which is related to non-cash depreciation expense. Management believes that these measures provide useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 4 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold and beginning on page 4 of this press release is a reconciliation to such measure.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc. licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA and net revenue in Fiscal 2022 and beyond, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE, availability and sources of any future financing, expectations regarding the impact of COVID-19, availability of cost efficiency opportunities, the increase in the number of retail stores, the ability of the Company to fulfill demand for its revitalized product portfolio with increased staffing, expectations relating to greater capacity to meet demand due to increased capacity at the Company’s facilities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms including by EIC and Laurentian; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to Canndoc Ltd., Cannatrek Ltd. and Medcan; statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the heightened uncertainty as a result of COVID-19 including any continued impact on production or operations, impact on demand for products, effect on third party suppliers, service providers or lenders; general economic factors; receipt of regulatory approvals or consents and any conditions imposed upon same and the timing thereof, ability to meet regulatory criteria which may be subject to change, change in regulation including restrictions on sale of new product forms, changing listing practices, ability to manage costs, timing and conditions to receiving any required testing results and certifications, results of final testing of new products, timing of new retail store openings being inconsistent with preliminary expectations, changes in governmental plans including related to methods of distribution and timing and launch of retail stores, timing and nature of sales and product returns, customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market, material weaknesses identified in the Company’s internal controls over financial reporting, the completion of regulatory processes and registrations including for new products and forms, market demand and acceptance of new products and forms, unforeseen construction or delivery delays including of equipment and commissioning, increases to expected costs, competitive and industry conditions, customer buying patterns and crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent MD&A and AIF. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated July 13, 2022 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:
investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca